Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 6, 2020

MorphoSys Reports First Quarter 2020 Results

Q1 Positively Impacted by Upfront Payment of Incyte Collaboration

Conference call and webcast (in English) to be held on May 7, 2020 at 2:00pm CEST

(1:00pm BST/8:00am EDT)

MorphoSys (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) reports results for the first quarter of 2020.

Financial Highlights

•	Group revenue in the first quarter of 2020 increased to €251.2 million (Q1 2019: €13.5 million), mainly driven by the upfront payment from the Incyte collaboration.

•	EBIT increased to €213.6 million (Q1 2019: €-23.6 million).

•	At the end of the first quarter of 2020, MorphoSys has a liquidity position of €1.1 billion (December 31, 2019: €357.4 million).

•	Financial guidance for 2020 re-affirmed (Group revenues €280 to €290 million, R&D expenses €130 to €140 million, EBIT €-15 to €5 million).

Corporate and Program Updates

•	Tafasitamab (MOR208):

•	Collaboration and licensing agreement with Incyte to further develop and commercialize tafasitamab globally

•	Priority Review for BLA submission granted by U.S. FDA for tafasitamab in combination with lenalidomide for relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL)

•	Expanded Access Program (EAP) for tafasitamab in the U.S. initiated

•	MOR202: First phase 3 patient in mainland China treated in multiple myeloma

•

Roland Wandeler, Ph.D., appointed Chief Commercial Officer and member of the MorphoSys AG Management Board to lead global commercial operations and oversee the Company’s U.S. operations with its planned launch of tafasitamab

•

In April 2020, MorphoSys decided not to exercise its exclusive option granted under the agreement with Vivoryon Therapeutics, signed in July 2019, to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. This decision was based on the thorough analysis of data from preclinical validation studies. MorphoSys owns a minority stake in Vivoryon Therapeutics that is based on an equity investment in 2019

Update on Impact of the Global COVID-19 Pandemic:

•

MorphoSys acknowledges the impact of the global COVID-19 pandemic on health systems and broader society worldwide and the resulting potential impact on preclinical and clinical programs and in particular on clinical trials. Beyond the previously communicated measures to mitigate the impact of the pandemic on MorphoSys’ employees, patients and the broader community, additional measures may need to be implemented in the future, including potential adjustments to clinical trials due to factors including restrictions of visits to healthcare facilities, increased demands on the health services and changes to trial staff availability. Consequently, MorphoSys is continuously monitoring the situation and deciding how to proceed in its clinical trials on a “trial-by-trial” and “country-by-country” basis to ensure patient and site personnel safety and data integrity.

•

Despite the uncertainty caused by the COVID-19 pandemic in the US, launch preparations continue including through digital channels to ensure launch readiness of MorphoSys and Incyte should tafasitamab be approved on or before its PDUFA date of August 30, 2020.

•	Enrollment of patients in all tafasitamab related clinical trials is currently expected to continue as planned, but the above-mentioned restrictions might lead to future delays in timelines.

•	Enrollment/screening of patients in the M-PLACE study for MOR202 has been temporarily paused.

“Despite the ongoing global COVID-19 pandemic, we have made significant progress during the first quarter of 2020. MorphoSys had another strong quarter of execution across the entire organization. We completed hiring and onboarding of our sales force, switched to virtual interactions with the medical community to overcome travel restrictions and have been able to further raise the awareness of our company,” commented Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “With our partnership with Incyte and having been granted Priority Review by the FDA, we are continuously working towards bringing our lead product candidate tafasitamab to patients needing new therapeutic options. We are excited that Dr. Roland Wandeler has joined our leadership team as Chief Commercial Officer with a strong track record of growing businesses internationally. During these challenging times, the safety and well-being of our employees and patients continue to be our top priority and we remain committed to taking every necessary precaution to help reduce the spread of the virus and to break the cycle of infection.”

“The Company is continuously gearing up for the upcoming launch of tafasitamab, if approved by the FDA. With a strong financial position and together with our partner Incyte, we are well positioned for the next chapter of the Company’s development,” added Jens Holstein, Chief Financial Officer of MorphoSys. “The first quarter was positively impacted by the upfront payment from our partnership with Incyte, which was cleared by the antitrust authorities. In addition, as part of the collaboration agreement, Incyte also purchased ~2.8% of MorphoSys registered share capital in American Depositary Shares (ADSs) at a price of $41.32 per ADS.”

Financial Review for Q1 2020 (IFRS)

In Q1 2020, MorphoSys continued to focus on applying its proprietary technology and expertise to the research and development of innovative drug candidates, both for partners and for its own account. Group revenues for the first quarter of 2020 rose to €251.2 million (2019: €13.5 million). The increase was primarily driven by the collaboration and licensing agreement with Incyte to further develop and commercialize tafasitamab globally. Revenues for the first quarter of 2020 include success-based payments of €10.3 million, primarily from Janssen (Q1 2019 success-based payments: €11.0 million).

In the Proprietary Development segment, MorphoSys focuses on research and clinical development of its own drug candidates in the fields of cancer and inflammation. In Q1 2020, this segment recorded revenues of €240.4 million (Q1 2019: €5.8 million), with the increase primarily driven by the collaboration and licensing agreement with Incyte.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment increased from €7.8 million in Q1 2019 to €10.8 million in Q1 2020.

Total operating expenses in Q1 2020 increased to €-47.7 million from €-37.3 million in Q1 2019, based on the ramp-up of preparations for a potential tafasitamab U.S. commercialization as well as the build-up of MorphoSys US Inc. In the first quarter of 2020, cost of sales amounted to €3.3 million (Q1 2019: €5.0 million). In Q1 2020, research and development expenses amounted to €21.5 million, as compared to €24.7 million in Q1 2019. Selling expenses increased to €12.8 million (Q1 2019: €1.7 million), and general and administrative expenses increased from €5.9 million in Q1 2019 to €10.1 million in the first quarter of 2020, both primarily as a result of higher personnel expenses and expenses for external services.

Earnings before interest and taxes (EBIT) amounted to €213.6 million in Q1 2020 (Q1 2019: €-23.6 million), with the increase primarily driven by the collaboration and licensing agreement with Incyte. The Proprietary Development segment reported an EBIT of €210.8 million (Q1 2019: €-25.0 million). EBIT in the Partnered Discovery segment was €8.5 million (Q1 2019: €5.5 million). In 2020, the consolidated net profit amounted to €195.5 million (consolidated net loss Q1 2019: €-22.7 million). Basic earnings per share for 2020 was €6.12 (loss per share Q1 2019: €-0.72).

On March 31, 2020, the Group’s liquidity position amounted to €1,132.1 million, reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. The number of shares issued totaled 32,890,046 at the end of Q1 2020 (year-end 2019: 31,957,958).

Financial Guidance and Operational Outlook for 2020

For the financial year 2020, MorphoSys confirmed its financial guidance. Management continues to expect Group revenues in the range of €280 to €290 million. R&D expenses are anticipated in a corridor of €130 to €140 million. The Company expects earnings before interest and taxes (EBIT) of €-15 to €5 million. This guidance is based on constant currency exchange rates and does not include any contributions from tafasitamab revenues and any effects from potential in-licensing or co-development deals for new development candidates. The operational and financial guidance might potentially be impacted by the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. While MorphoSys is maintaining its previously communicated guidance on its clinical trials, these could potentially be affected in terms of patient enrollment and data collection timelines, among other factors.

In its Proprietary Development segment, MorphoSys expects the following events and activities in 2020:

Tafasitamab (MOR208)

•

MorphoSys and Incyte continue launch preparations including through digital channels to ensure launch readiness should tafasitamab be approved on or before its PDUFA date of August 30, 2020; Despite the uncertainty caused by the COVID-19 pandemic in the U.S., to date there has not been a change of the PDUFA date of August 30, 2020 for tafasitamab

•

Support of Incyte for the submission of a marketing authorization application for tafasitamab in combination with lenalidomide for r/r DLBCL to the European Medicines Agency (EMA) by mid-2020; Incyte has exclusive commercialization rights outside of the U.S.; MorphoSys is not currently aware of the COVID-19 pandemic negatively impacting the expected achievement of a regulatory filing for tafasitamab with the EMA

•	Continue phase 1b study First-MIND in previously untreated DLBCL

•	Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B-MIND trial)

•	Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL

•	Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement with Incyte

•	Continue expansion of the commercial infrastructure and strategic presence in the U.S. to ensure tafasitamab launch readiness, matched by the resources provided by Incyte

MOR202

•	I-Mab: Continue pivotal development program with MOR202 in multiple myeloma in the Chinese region

•

MorphoSys: Continue clinical development of MOR202 in membranous nephropathy as well as other autoimmune indications; enrollment/screening of patients in the M-PLACE study temporarily paused due to COVID-19. This could lead to delays in previously communicated timelines

Otilimab (MOR103/GSK3196165): GSK to continue clinical phase 3 development program with otilimab in rheumatoid arthritis (recruitment currently proactively paused by GSK due to COVID-19)

MOR107: Continue preclinical investigation of MOR107 with a focus on oncology indications

In its Partnered Discovery segment, MorphoSys expects the following events in 2020:

Tremfya® (guselkumab):

Janssen is currently conducting a series of clinical studies with Tremfya® (guselkumab) in various indications that could generate data during 2020. In 2019, Janssen submitted marketing authorization applications to the U.S. FDA and EMA for Tremfya® for the treatment of psoriatic arthritis. Decisions on these applications could potentially be made in 2020.

Other partnered programs: Publication of clinical data and achievement of regulatory milestones from other partnered programs may occur during 2020. Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’ partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

            MorphoSys Group Key Figures (IFRS, March 31, 2020)

in EUR million	Q1/2020	Q1/2019	Δ

Revenues	251.2	13.5	>100%

Total operating expenses	(47.7)	(37.3)	(28%)

Cost of sales	(3.3)	(5.0)	34%

R&D expenses	(21.5)	(24.7)	13%

Selling expenses	(12.8)	(1.7)	>(100%)

G&A expenses	(10.1)	(5.9)	(71%)

Other income/expense	10.0	0.1	>100%

EBIT	213.6	(23.6)	>100%

Net profit/loss	195.5	(22.7)	>100%

Earnings per Share, basic (in EUR)	6.12	(0.72)	>100%

Cash position (end of period)	1,132.1	357.4	>100%

Equity ratio (end of period) (in %)	50	80	(30PP*)

No. of R&D programs (end of period)	116	115	1%

No. of clinical programs (end of period)**	27	29	(3%)

No. of proprietary clinical programs (end of period)***	4	5	-

*	Percentage point
**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications

***	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK

MorphoSys will hold its conference call and webcast tomorrow, May 7, 2020, to present the first quarter financial results 2020 and the further outlook for 2020.

Dial-in number for the analyst conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830

(all numbers reachable from any geography)
Participant PIN:	14809293#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript of the prepared remarks will be available on http://www.morphosys.com.

The interim statement for the first quarter of 2020 (IFRS) is available online:

http://www.morphosys.com/FinancialReports

About tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S., Incyte will have exclusive commercialization rights. Tafasitamab is being clinically investigated as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL) who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL).

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

  Investor Contact:

  Dr. Julia Neugebauer

  Director Corporate Communications & IR

  Tel: +49 (0) 89 / 899 27-179

  Julia.Neugebauer@morphosys.com

  Media Contacts:

  Dr. Anca Alexandru

  Associate Director Corporate Communications & IR

  Tel: +49 (0) 89 / 899 27-26738

  Anca.Alexandru@morphosys.com

  Dr. Verena Kupas

  Associate Director Corporate Communications & IR

  Tel: +49 (0) 89 / 899 27-26814

  Verena.Kupas@morphosys.com